United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                           SEC File No. 0-20879
                                                          CUSIP No. 55261N 10 7

                           NOTIFICATION OF LATE FILING

(Check One):      Form 10-K and   Form 10-KSB    Form 20-F     Form 11-K
              X   Form 10-Q and   Form 10-QSB    Form N-SAR

         For Period Ended: November 30, 1997
                           ------------------
         _ Transition report on Form 10-K
         _ Transition Report on Form 20-F
         _ Transition Report on Form 11-K
         _ Transition Report on Form 10-Q
         _ Transition Report on Form N-SAR
         For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                             PYR ENERGY CORPORATION
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Full Name of Registrant
                               MAR VENTURES, INC.
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Former Name if Applicable

                           1675 Broadway, Suite 1150
                                Denver, CO 80202
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
X calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Registrant's Form 10-QSB for the quarter ended November 30, 1997 could not be timely filed without unreasonable effort or expense because the Registrant does not yet have all information necessary to complete that report.


PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

  Andrew P. Calerich                 (303)                825-3748
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   (Name)                         (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

 X Yes     No
---     ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 X  Yes     No
---     ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


For the three months ended November 30, 1997, the Registrant incurred a net loss of approximately $165,000, compared to a profit of $13,000 during the three months ended November 30, 1996. The loss was primarily the result of increased general and administrative costs associated with the change in the Registrant's business and commencement of the Registrant's oil and gas exploration activities.

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                             PYR ENERGY CORPORATION
                   ------------------------------------------
                   Name of Registrant as Specified in Charter

Date: January 14, 1998                By: /s/  Andrew P. Calerich
      ----------------                    --------------------------------------
                                          Andrew P. Calerich, Chief Financial
                                          Officer

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